

WCOMX

SEMI-ANNUAL REPORT

For six months ended:
March 31, 2010

www.worldcommodityfunds.com

800-595-4922 • 404-437-7420

WorldCommodity^{SM} Fund
March 31, 2010 (Unaudited)

Top Holdings* (% of Net Assets)	
Cliffs Natural Resources Inc.	19.28
CF Industries Holdings Inc.	13.34
Western Plains Resources Ltd.	8.54
Valero Energy Corp.	5.15
Compton Petroleum Corp. (10/05/2011)	3.95
St. Andrew Goldfields Ltd.	3.71
Birchcliff Energy Ltd.	3.61
Iteration Energy Ltd.	3.60
Starfield Resources, Inc.	3.24
Insignia Energy Ltd.	3.21
Mosaic Co.	3.18
Sandridge Energy Inc.	3.14
Ivernia Inc.	2.96
New Gold Inc. Warrants (6/28/2017)	2.88
Franco-Nevada Corp. Warrants (6/16/2017)	2.63
Cequence Energy Ltd.	2.33
	84.76%

Country Holdings* (% of Net Assets)	
United States	46.52
Canada	36.57
Australia	8.54
Sweden	3.07
Hong Kong	2.13
Bermuda	1.81
Rep. South Africa	0.93
New Zealand	0.32
	99.89

Commodity Sectors (% of Net Assets)	
Metals	50.60
Energy	25.00
Agriculture	18.95
Multi-Sector & Misc.	5.33
Cash**	0.12
	100.00%

*Excludes cash and cash equivalents
**Includes money market funds and other assets net of liabilities

Investment Performance Graph (Unaudited)

Value of $10,000 Invested At Inception
WorldCommodity Fund vs. S&P 500 and RICI



The chart above covers the period from inception of the Fund (October 27, 2006) to the end of the most recent period (March 31, 2010).

Note: The following notes pertain to the chart above as well as the performance table included below. Performance information in this report represents past performance and is not a guarantee of future results. The investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares when redeemed may be worth more or less than their original cost. Current performance may be higher or lower than performance quoted within. Any questions you have, including obtaining the latest month-end performance, can be answered by calling the Fund at 1-800-595-4922.

The S&P 500® Total Return Index is an unmanaged index comprised of 500 stocks selected for market capitalization, liquidity, and industry group representation. The RICI® TR is an unmanaged, total return index representing 36 exchange-traded commodities. The S&P 500® and RICI® TR are used for comparative purposes. The WorldCommodity Fund™ is not designed to track the S&P 500® or the RICI® TR indexes and its performance will differ from these benchmarks.

Investment Performance (Unaudited)

Below is a comparison of the WorldCommodity^{SM} Fund's performance with that of two unmanaged, total return indexes, (both with dividends reinvested), that of the *Standard & Poor's 500® Total Return Index* and the *Rogers International Commodity Index® Total Return* from the inception of the Fund through March 31, 2010.

	Six Months Ended 3/31/2010*	One Year Ended 3/31/2010	Since Inception 10/27/2006 to 3/31/2010**
WorldCommodity^{SM} Fund (WCOMX)	**14.56%**	**52.99%**	**-0.17%**
Rogers International Commodity Index® Total Return	8.60%	28.84%	-1.84%
S&P 500® Total Return Index	11.75%	49.77%	-4.47%

Returns are cumulative, not annualized
**Returns are annualized*

Note: The S&P 500® Total Return Index is an unmanaged index comprised of 500 stocks selected for market capitalization, liquidity, and industry group representation. The RICI® TR is an unmanaged, total return index representing 36 exchange-traded commodities. The S&P 500® and RICI® TR incur no fees, expenses or tax effects and are shown solely for comparative purposes. The WorldCommodity Fund™ is not designed to track the S&P 500® or the RICI®TR indexes and its performance will differ from these benchmarks.

WorldCommodity Fund

June 10, 2010

To the Shareholders and Directors of the WorldCommodity Fund:

In managing the Fund, our strategy is to look globally among all equity markets for companies, countries, and currencies that will benefit from the continued rise of global commodity prices, as measured best by the Rogers International Commodity Index®.

As shown in the preceding table, 50% of the Fund's portfolio is invested in securities which we believe will perform well with rising metals prices. The best performing commodity sector for the six month period ending March 31, 2010 (as measured by the Rogers Commodity Indexes) was again the metals sector:

Rogers International Commodity Index® Metals Total Return
RICI®-M™   17.50%

Rogers International Commodity Index® Energy Total Return
RICI®-E™   9.52%

Rogers International Commodity Index® Agriculture Total Return
RICI®-A™   1.73%

What factors influenced performance?
The WorldCommodity Fund's (WCOMX) return of positive 14.56% for the six months ended March 31, 2010, out performed the Rogers International Commodity Index®, two of the RICI® sub-indexes as shown above, and the S&P 500® Total Return Index.

The Fund's performance can be attributed to the following:

Strengths:
- High metals sector exposure (gold and iron ore) relative to energy, agriculture (far higher than the RICI®, and other resource funds)

- Low exposure to energy (we began October 1st 2009 with 0% energy exposure)

- Reduced exposure to Australian dollar by 50%

- Increased exposure to US dollar by 100%

Weaknesses:

• Lower cash levels

• Ineffective hedges and insufficient put protection against a general market downturn

What changes in the portfolio were made?

Canadian Natural Gas
In reviewing the preceding tables of the Fund's holdings, you will see some significant changes to the structure of the portfolio. Since our inception almost four years ago in October 2006, the WorldCommodity Fund has consistently had an extremely low level of investment in oil, or natural gas investments, closer to 0% in most periods. We simply felt there was more value elsewhere, in agriculture and since late 2008, the metals/mining companies. However, in those four years we've anticipated building a large energy position as energy prices (oil, gasoline, heating oil, and natural gas) plateaued accompanied by less optimism in those industries.

In early December 2009, we made a significant investment in the energy sector, moving from 0% weighting closer to 25% of the total portfolio. All of the companies added in the period were in the energy sector. Moreover, we positioned the fund almost exclusively in smaller, Canadian companies, focused on natural gas production in Alberta, Canada. (See end of this letter and Schedule of Investments for a list.) Typically, these companies explore for and produce both oil and natural gas, but the majority of revenues come from natural gas. Of these Birchcliff Energy is perhaps the best example of our ideal smaller independent natural gas producer.

Investing in Canadian energy producers as opposed to a U.S.-based energy producer provides some significant advantages which we believe will be prized as the world moves through this developing bull market in energy commodities. For example, in these five Canadian oil and gas producers, Birchcliff included, an investor gets:

✓ proximity to a large market (United States),

✓ a friendly jurisdiction (Alberta),

✓ low costs of production,

- ✓ large reserves which are accessible,

- ✓ a product which is exported to earn foreign currency (not consumed domestically),

- ✓ stable currency,

- ✓ stable government (less apt to impose new windfall taxes),

- ✓ stable banking system,

- ✓ production areas without risk of hurricane (i.e. The Gulf of Mexico's"Hurricane Katrina"),

- ✓ skilled work force,

- ✓ experienced management, and

- ✓ first rate infrastructure that compares well with that of the U.S. Gulf Coast/Texas etc.

Until recently we have focused on producers of natural gas and to some extent independent refiners of gasoline and may expand that search to international integrated crude oil/refiners. As I write this, British Petroleum's deep water accident in the Gulf of Mexico in April, has created some opportunities globally in these industries.

Iron Ore and Fertilizer
Iron ore, the primary component of steel, was the Fund's biggest individual commodity exposure as of March 31. Two iron ore miners were among the Fund's best performers. Western Plains Resources Ltd, a junior minor with a new deposit under development in South Australia; and Cliffs Natural Resources Inc. the Fund's largest position, a miner of iron ore, coal, and now chromite.

The Fund doubled it's weighting in fertilizer with significant addition to CF Industries, our second largest holding.

The WorldCommodity Fund portfolio differs from the RICI®, and other commodity indexes ….in that our current portfolio at the Fund emphasizes some smaller companies, focused in a few individual commodities such as gold, silver, lead, natural gas, with large positions in nitrogen/phosphate fertilizers, as well as iron ore – two large markets which still are not represented in any major global commodity index such as the RICI®.

Competitve Greatness and John Wooden

Since inception your fund has outperformed both the RICI® and the S&P 500®, two of our benchmarks for success. Of course, we would like to widen the gap between our own performance and those of the major indexes. Coincidentally, I recently discovered the writings of John Wooden who has much to say about preparing for and maintaining a very high level of performance, especially in a competitive environment (college basketball). John Wooden recently passed away as I was reading his wonderful book A Lifetime of Observations and Reflections On and Off the Court. For 40 years, coach John Wooden taught his "Pyramid of Success" and how mastery of the basic fundamentals through intense practice can lead to what he called "Competitive Greatness" and success.

> *"John Robert Wooden October 10, 1910 - June 4, 2010*
> *Wooden concluded his 40 years as a head coach that season and his 885-203 overall career win-loss record (a percentage of .813) is unequaled. A large part of that success was at UCLA. In 27 years as Bruin coach, his teams registered 620 wins, and only 147 losses while earning far more national honors than any other university.*
>
> *Under Wooden, UCLA won an unprecedented 10 NCAA championships, including seven consecutive (1966-73). Included in the string is one of the most amazing win streaks in all of sports, 38 straight NCAA tournament victories."*
>
> *Source: UCLA Bruins Website www.uclabruins.com*

Here are some favorite aphorisms/maxims of coach Wooden which might apply to our Fund:

"Flexibility is the key to stability."

"Don't let yesterday take up too much of today."

"Don't look back, don't whine, don't complain."

"Failing to prepare is preparing to fail."

"Be quick, but don't hurry."

"Being average means you are as close to the bottom as you are to the top."

"It's what you learn after you know it all that counts."

Portfolio Additions and Subtractions

During first six months of the year the Fund materially acquired the following securities that were not owned at September 30, 2009 which are listed as portfolio investments at March 31, 2010:

• Valero Energy Corp.	Energy-Refining
• Compton Petroleum Corp. Wts (10/2011)	Energy-Natural Gas
• Birchcliff Energy Ltd.	Energy-Natural Gas
• Iteration Energy Ltd.	Energy-Natural Gas
• Insignia Energy Ltd.	Energy-Natural Gas
• Sandridge Energy Inc.	Energy-Natural Gas
• Cequence Energy Ltd.	Energy-Natural Gas

Also, during the six months ended March 31, 2010, the Fund materially disposed of positions listed at September 30, 2009 and for which no shares were held on March 31, 2010 as follows:

• Minara Resources Inc.	Mining-Nickel
• Kagara Zinc Ltd.	Mining-Zinc
• Star Bulk Carriers Corp.	Transport-Shipping
• IPATH Grains Total Return Note	Index-Agriculture
• IPATH Livestock Total Return Note	Index-Agriculture
• Viterra, Inc.	Agricultural Production

Fund shareholders should keep in mind that the above discussion applies to the Fund's portfolio as of March 31, 2010 and may not reflect changes occurring subsequent to the end of the period.

Sincerely,

Jim Llewellyn
Portfolio Manager

Expense Example

As a shareholder of the WorldCommodity Fund, you incur two types of costs: (1) transaction costs, which may include, but are not limited to, transaction fees at some broker-dealers, custodial fees for retirement accounts, redemption fees, and wire transfer fees; and (2) ongoing costs, such as the management and administration fees paid to the adviser of the Fund.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period, October 1, 2009 through March 31, 2010.

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in this Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these costs were included, your costs would have been higher.

	Beginning Account Value **Oct 1, 2009**	**Ending Account Value** **Mar 31, 2010**	**Expenses Paid During Period*** **Oct 1, 2009 to** **Mar 31, 2010**
Actual	$1,000.00	$1,145.64	$8.56
Hypothetical (5% return before expenses)	$1,000.00	$1,016.95	$8.05

* Expenses are equal to the Fund's annualized expense ratio of 1.60%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

WorldCommodity Fund
Schedule of Investments
March 31, 2010

Shares		Country	Value	% Net Assets
COMMON STOCKS				
Agricultural Chemicals - Fertilizer				
1,400	CF Industries Holdings, Inc.	USA	127,652	
500	Mosaic Co.	USA	30,385	
400	Terra Industries, Inc.	USA	18,304	
			176,341	18.43%
Agricultural Production				
3	JG Boswell Co. *	USA	1,875	
7,414	PGG Wrightson Ltd. *	New Zealand	3,056	
			4,931	0.52%
Crude Petroleum Refining				
2,500	Valero Energy Corp.	USA	49,250	5.15%
Crude Petroleum & Natural Gas				
4,000	Birchcliff Energy Ltd. *	Canada	34,548	
9,900	Cequence Energy Ltd. *	Canada	22,327	
15,500	Insignia Energy Ltd. *	Canada	30,682	
25,000	Iteration Energy Ltd. *	Canada	34,469	
3,900	Sandridge Energy, Inc. *	USA	30,030	
			152,056	15.90%
Mining - Iron Ore				
100,000	Western Plains Resources Ltd.	Australia	81,666	
2,600	Cliffs Natural Resources, Inc.	USA	184,470	
			266,136	27.82%
Mining - Lead				
60,000	Ivernia, Inc. *	Canada	28,363	2.96%
Mining - Precious Metals				
45,000	St. Andrew Goldfields Ltd. *	Canada	35,454	
350,000	Starfield Resources, Inc. *	Canada	31,022	
			66,476	6.95%
Resource Royalties - Mining and Energy				
400	Franco-Nevada Corp.	Canada	10,735	1.12%
Transportation - Air				
119	Groupe Aeroplan, Inc.	Canada	1,248	0.13%
TOTAL COMMON STOCKS (Cost $563,022)			755,536	78.98%

The accompanying notes are an integral part of these financial statements.

	Country	Value	% Net Assets
CORPORATE BONDS & NOTES			
Units			
2,000 Swedish Export Credit Corp.- ELEMENTS (SM) Rogers International Commodity Index® - Total Return (sm) Linked Securities * Medium-Term Notes, 10/24/2022	Sweden	15,220	
2,000 Swedish Export Credit Corp.- ELEMENTS (SM) Rogers International Commodity Index® - Agriculture Total Return (sm) Linked Securities Medium-Term Notes, 10/24/2022 *	Sweden	14,180	
TOTAL CORPORATE BONDS & NOTES (Cost $27,236)		29,400	3.07%
WARRANTS			
240,000 Compton Petroleum Corp. (10/05/2011) *	Canada	37,818	
3,500 Franco-Nevada Corp. (06/16/2017) *	Canada	25,163	
3,600 Franco-Nevada Corp. (03/13/2012) *	Canada	15,919	
30,000 Great Basin Gold Ltd. (10/15/2010) *	South Africa	8,864	
220,000 Katanga Mining Ltd. (11/20/2011) *	Bermuda	17,333	
35,000 New Gold, Inc. (6/28/2017) *	Canada	27,575	
420,000 New Gold, Inc. (4/03/2012) *	Canada	14,477	
1,000,000 Pacific Basin Shipping Ltd. (09/08/2010) *	Hong Kong	12,235	
6,300,000 Sinotrans Shipping Ltd. (5/14/2010) *	Hong Kong	8,114	
TOTAL WARRANTS (Cost $191,785)		167,498	17.51%
PUT OPTION CONTRACTS			
Shares Subject to Put			
Cliffs Natural Resources, Inc. *	USA		
1,300 4/16/2010 @ $70.00		3,055	
TOTAL PUT OPTION CONTRACTS (PREMIUMS PAID $4,953)		3,055	0.32%
SHORT TERM INVESTMENTS			
2,289 Conservative Deposit Account (0.75%)**		2,289	
TOTAL SHORT TERM INVESTMENTS (Cost $2,289)		27,177	0.24%
TOTAL INVESTMENTS (Cost $789,285)		957,778	100.12%
LIABILITIES IN EXCESS OF OTHER ASSETS		(1,157)	-0.12%
NET ASSETS		$ 956,621	100.00%

* Non-income producing securities during the year.
** The coupon rate shown represents the yield at March 31, 2010.
The accompanying notes are an integral part of these financial statements.

WorldCommodity Fund
Statement of Assets and Liabilities
March 31, 2010

Assets

Investments in Securities, at Value (Cost $789,285)	$	957,778
Receivables:		
Dividends and Interest		53
Total Assets		957,831

Liabilities

Accrued Management Fees	786
Accrued Administration Fees	424
Total Liabilities	1,210

NET ASSETS	$	956,621

Net Assets consist of

Paid In Capital	$	1,026,892
Accumulated Net Investment Loss		(3,888)
Accumulated Realized Loss on Investments		
and Foreign Currency Transactions		(234,876)
Net Unrealized Appreciation in Value of Investments		168,493
NET ASSETS	$	956,621

Shares Outstanding	
(100,000,000 shares authorized with a $0.0001 par value)	95,804

Net Asset Value, Offering and Redemption Price Per Share	$	9.99

The accompanying notes are an integral part of these financial statements.

WorldCommodity Fund
Statement of Operations
March 31, 2010

Investment Income	
Dividends	$ 4,741
Total Investment Income	4,741
Expenses	
Advisory Fees (Note 3)	3,840
Administrative Fees (Note 3)	2,987
Total Expenses	6,827
Net Investment Loss	(2,086)
Net Realized and Unrealized Gain/(Loss) on Investments	
Net Realized Gain on Investments	60,594
Net Change in Unrealized Appreciation on Investments	54,426
Net Realized and Unrealized Gain on Investments	115,020
Net Increase in Net Assets Resulting from Operations	$ 112,934

The accompanying notes are an integral part of these financial statements.

WorldCommodity Fund
Statement of Changes in Net Assets

	(Unaudited) For the Six Months Ended Mar 31, 2010	For the Year Ended Sep. 30, 2009
CHANGE IN NET ASSETS		
From Operations		
Net Investment Loss	$ (2,086)	$ (4,623)
Net Realized Gain (Loss) on Investments	60,594	(80,171)
Net Change in Unrealized Appreciation		
on Investments	54,426	157,213
Net Increase in Net Assets Resulting from Operations	112,934	72,419
From Dividends to Shareholders		
Net Investment Income	-	-
From Capital Share Transactions		
Proceeds from Sale of Shares	169,708	375,590
Shares Issued on Reinvestment of Dividends	-	-
Cost of Shares Redeemed	(85,027)	(111,880)
Net Increase from Shareholder Activity	84,681	263,710
NET ASSETS		
Net Increase in Net Assets	197,615	336,129
Net Assets at Beginning of Year	759,006	422,877
Net Assets at End of Year (Including Accumulated Net		
Investment Loss of ($3,888) and $0, respectively)	$ 956,621	$ 759,006
SHARE TRANSACTIONS		
Shares Sold	17,914	50,486
Shares Issued on Reinvestment of Dividends	-	-
Shares Redeemed	(9,166)	(14,729)
Net Increase in Shares	8,748	35,757
Outstanding at Beginning of Year	87,056	51,299
Outstanding at End of Year	95,804	87,056

The accompanying notes are an integral part of these financial statements.

WorldCommodity Fund
Financial Highlights

	(Unaudited) Six Months Ended Mar 31, 2010	Year Ended Sep 30, 2009	Year Ended Sep 30, 2008	Period* Ended Sep 30, 2007

Selected data for a share outstanding throughout each period.

NET ASSET VALUE, AT BEGINNING OF PERIOD	$ 8.72	$ 8.24	$ 12.23	$ 10.17
Income / (Loss) From Investment Operations:				
Net Investment Income (Loss) **	(0.02)	(0.07)	(0.00)***	0.06
Net Gain (Loss) on Investments and				
Foreign Currency (Realized and Unrealized)	1.29	0.55	(3.86)	2.02
Total from Investment Operations	1.27	0.48	(3.86)	2.08
Dividends:				
Net Investment Income	-	-	(0.13)	(0.02)
NET ASSET VALUE, AT END OF PERIOD	$ 9.99	$ 8.72	$ 8.24	$ 12.23
TOTAL RETURN	14.56%	5.83%	(31.80)%	20.51% (b)
Ratios/Supplemental Data:				
Net Assets at End of Period (Thousands)	$ 957	$ 759	$ 423	$ 867
Ratio of Expenses to Average Net Assets	1.60%	1.60%	1.60%	1.62% (a)
Ratio of Net Investment Income (Loss) to Average Net Assets	(0.49)%	(0.96)%	(0.05)%	0.54% (a)
Portfolio Turnover	53%	142%	273%	125%

* October 27, 2006 commencement of operations

** Per share net investment income has been determined on the basis
 of average shares outstanding during the period.

*** Rounds to less than 0.005 per share

(a) Annualized

(b) Not annualized, assumes reinvestment of dividends

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

WorldCommodity Funds, Inc. (the "Company") was incorporated in Maryland on August 9, 2005 as a non-diversified, open-end management investment company.   The Company's Articles of Incorporation permit the Board of Directors of the Company (the "Board" or the "Directors") to issue 100,000,000 shares of common stock at $.0001 par value.   The Board has the power to designate one or more separate and distinct series and/or classes of shares of common stock and to classify or reclassify any shares not issued with the respect to such series. WorldCommodity Fund (the "Fund"), a non-diversified fund, is the sole series of the Company.   The Fund's investment objective is to seek capital appreciation by investing in equity securities issued by commodity-related companies and commodity–linked note securities.   The Fund's registration statement became effective with the SEC and the Fund commenced operations on October 27, 2006.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") codified its standards and accounting principles for financial statements issued for years ending after September 15, 2009.   Herein, the Fund will make reference to accounting principles generally accepted in the United States issued by the FASB as Accounting Standards Codification™ ("ASC").

Valuation
The Fund's securities are valued each day at the last quoted sales price on the securities' principal exchange. If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith by the Adviser, in accordance with procedures approved by the Board of Directors. Securities primarily traded in the NASDAQ National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. The Fund may use independent pricing services to assist in calculating the value of the Fund's securities. In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund. In computing NAV of the Fund, the Adviser values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the values of a Fund's securities, particularly foreign

securities, occur after the close of trading on a foreign market but before the securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the securities will be valued at fair value utilizing procedures under the direction of the Board of Directors.

In accordance with ASC Topic 820, Fair Value Measurements, fair value is defined as the price that the Fund would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Fund. Unobservable inputs are inputs that reflect the Fund's own assumption about the factors market participants would use in pricing an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 -   quoted prices in active markets for identical investments

Level 2 -   other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

Level 3 -   significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Fund has adopted FASB guidance updating ASC Topic 820 titled, "Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are Not Orderly" which provides additional guidance on factors the Fund should evaluate to determine whether there has been a significant decrease in volume and level of activity for the assets or liabilities when compared with normal market activity for the asset or liability or similar assets or liabilities. In addition the guidance suggest that even if there has been a significant decrease in the volume and level of activity for the asset or liability, it is not appropriate to conclude that all transactions are not orderly (that is, distressed or forced). The guidance details some circumstances that may indicate that a transaction is not orderly. This guidance did not have any impact on the Fund's approach to valuing financial assets.

The following table summarizes by major security type the valuation of the Fund's investments by the above fair value hierarchy levels as of March 31, 2010:

Assets	Level 1	Level 2	Level 3	Total
Common Stocks	$ 755,536	-	-	$ 755,536
Corporate Bonds & Notes	29,400	-	-	29,400
Warrants	167,498	-	-	167,498
Put Options	3,055	-	-	3,055
Short-Term Investments	2,289	-	-	2,289
Total	$ 957,778	-	-	$ 957,778

Foreign Currency Translation
The books and records of the Fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the fair values of assets and liabilities, other than investments in securities at fiscal period end, resulting from changes in exchange rates.

Security Transactions and Investment Income
The Fund follows industry practice and records security transactions on the trade date. Realized gains and losses on security transactions are determined on a specific identification basis. Interest income and estimated expenses are accrued daily. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recognized as soon as the Fund is notified of the ex-dividend date.

Written Option Accounting
The Fund may write (sell) put and call options. When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is included in the Statement of Assets and Liabilities as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current value of the option written. By writing an option, the Fund may become obligated during the term of the option to deliver (with respect to a call option) or purchase (with respect to a put option) the securities underlying the option at the exercise price if the option is exercised. When an option expires on its stipulated expiration date, the Fund realizes a gain. When the Fund enters into a closing purchase transaction, the Fund realizes a gain or loss if the cost of the closing purchase transaction differs from the premium received when the option was sold without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is eliminated. If a call option written by the Fund is exercised, the proceeds of the sale of the underlying security will be increased by the premium originally received and the Fund will realize a gain or loss on the sale of the security. If a put option written by the Fund is exercised, the Fund's basis in the underlying security will be reduced by the premium originally received.

Purchased Option Accounting
Premiums paid for option contracts purchased are included in the Statements of Assets and Liabilities as an asset. When option contracts expire or are closed, realized gains or losses are recognized without regard to any unrealized gains or losses on the underlying securities.

Dividends and Distributions to Shareholders
Dividends and distributions, if any, will be declared and distributed at least annually. However, the Directors may decide to declare dividends and distributions at other intervals. Dividends and distributions to shareholders from net investment income are determined in accordance with income tax regulations that may differ from GAAP. These differences may be permanent or temporary. Permanent book and tax differences may result in reclassifications to paid-in capital and may affect the per-share allocation between net investment income, and realized and unrealized gains (losses). These reclassifications have no impact on net assets or the results of operations. Temporary differences are not reclassified, as they may reverse in subsequent periods. Any taxable income or gain of the Fund remaining at fiscal year end will be declared and distributed in the following year to the shareholders of the Fund.

Expenses

Expenses for the Fund are accrued on a daily basis and are based on prior day net assets.

Federal Income Taxes

For federal income tax purposes, the Fund intends to continue to qualify each year as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code by distributing substantially all of its taxable income and net capital gains to its shareholders annually and otherwise complying with the requirements for RIC's. As provided in Subchapter M of the Internal Revenue Code, in any fiscal year in which the Fund qualifies as a RIC and distributes at least 90% of its taxable net income, the Fund (but not its shareholders) will be relieved of federal income tax on the income distributed.

In order to avoid imposition of a Federal excise tax applicable to RICs, it is the Fund's intention to declare and pay as dividends in each calendar year at least 98% of its net investment income (earned during the calendar year) and 98% its net realized capital gains (earned during the 12 months ended October 31) plus undistributed amounts from prior years.

During the year ended September 30, 2009, the Fund inadvertently failed to distribute to its shareholders its undistributed ordinary taxable income from the year ended September 30, 2008, resulting in the Fund failing to meet the distribution requirements under Subchapter M of the Internal Revenue Code and causing its status as a RIC to terminate. The Internal Revenue Code contains curative procedures that will allow the Fund to re-establish its status as a RIC retroactive to the year ended September 30, 2008. In order to qualify for this relief, the Fund must pay to its shareholders a "deficiency dividend" and pay interest and penalties to the Internal Revenue Service. The Fund intends to take advantage of these deficiency dividend procedures and continue its RIC status. Therefore, no provision has been made for federal income or excise taxes.

The Fund follows guidance found in ASC Topic 740, Income Taxes. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be booked as a tax expense in the current year and recognized in the financial statements. As of March 31, 2010, management has evaluated the Fund's tax positions and has determined that no accruals for income tax liabilities are required.

ASC 740 requires the Fund to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions. Open tax years are those that are open for exam by taxing authorities. Major jurisdictions for the Fund include Federal (the Internal Revenue Service) and the state of Maryland. As of March 31, 2010, open tax years include the tax years ended September 30, 2007 through 2009. The Fund has no examination of its tax returns in progress.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of reported assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results may differ from these estimates.

Subsequent Events
The Fund has adopted ASC Topic 855, Subsequent Events, and management has evaluated the impact of all subsequent events on the Fund through the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

NOTE 3. INVESTMENT ADVISORY AGREEMENTS AND OTHER RELATED PARTY TRANSACTIONS

Investment Advisory Agreement
McConnell Asset Management, LLC (the "Adviser") doing business as, WorldCommodity Asset Management acts as investment adviser for the Fund pursuant to the terms of the Investment Advisory Agreement (the "Advisory Agreement"). The Adviser is a Georgia limited liability company and is registered with the Securities and Exchange Commission as an investment adviser. Under the terms of the Advisory Agreement, the Adviser manages the

investment operations of the Fund in accordance with the Fund's investment policies and restrictions. The Adviser furnishes an investment program for the Fund; determines what investments should be purchased, sold, and held; and makes changes on behalf of the Company in the investments of the Fund. For its investment advisory services to the Fund, the Fund pays to the Adviser, as of the last day of each month, an annualized fee equal to 0.90% of average daily net assets of the Fund. For the six months ended March 31, 2010 the Adviser earned fees of $3,840.

The Fund has also entered into an Operating Services Agreement (the "Services Agreement") with the Adviser. Under the terms of the Services Agreement, the Adviser arranges to provide, day-to-day operational services to the Fund including, but not limited to; accounting, administrative, legal, dividend disbursing and transfer agent, registrar, and custodial. The Adviser may, employ third parties to assist it in performing the various services required of the Fund and is responsible for compensating such parties. For the Adviser's services to the Fund, the Fund pays to the Adviser, as of the last day of each month, an annualized fee equal to 0.70% of average daily net assets of the Fund. For the six months ended March 31, 2010 the Adviser earned fees of $2,987.

Distribution Agreement
The Fund currently distributes its own shares. Shares of the Fund are offered to the public on a continuous basis, but the Fund reserves the right to discontinue offering its shares at any time.

The Fund's Board of Directors has adopted a Plan of Distribution pursuant to Rule 12b-1 of the Investment Company Act of 1940 (the "1940 Act"), the Plan has not been implemented, and the Fund has no present intention of implementing the Plan. The maximum amount that the Fund would pay under the Plan on an annualized basis would be 0.25% of the average daily net assets, payable to service providers providing personal service and/or maintaining accounts relating to the distribution of the Fund's shares. To date, the Fund has not paid any fees related to Rule 12b-1 of the 1940 Act.

Custodian
Huntington National Bank is custodian of the Fund's investments. The custodian acts as the Fund's depository, safekeeps its portfolio securities, collects all income and other payments with respect thereto, disburses funds at the Fund's request and maintains records in connection with its duties. Huntington National Bank does not exercise any supervisory function over the management of the Fund, the purchase and sale of securities or the payment of distributions to stockholders. The Advisor pays all custody fees for the Fund.

Transfer Agent

Mutual Shareholder Services, LLC ("MSS") acts as transfer, dividend disbursing, and shareholder servicing agent for the Fund pursuant to a written agreement with the Company and the Adviser. Under the agreement, MSS is responsible for administering and performing transfer agent functions, dividend distribution, shareholder administration, and maintaining necessary records in accordance with applicable rules and regulations.

For the services to be rendered as transfer agent, the Adviser shall pay MSS an annual fee, paid monthly, based on the average net assets of the Fund, as determined by valuations made as of the close of each business day of the month.

Administration

MSS also performs certain administrative tasks as administrator for the Fund pursuant to a written agreement with the Company and Adviser. MSS supervises all aspects of the operations of the Fund except those reserved by the Fund's investment Adviser under its service agreements with the Company. MSS is responsible for calculating the Fund's net asset value, preparing and maintaining the books and accounts specified in Rule 31a-1 and 31a-2 of the Investment Company Act of 1940, preparing financial statements contained in reports to stockholders of the Fund, preparing the Fund's federal and state tax returns, preparing reports and filings with the Securities and Exchange Commission, preparing filings with state Blue Sky authorities and maintaining the Fund's financial accounts and records.

For the services to be rendered as administrator, the Adviser shall pay MSS an annual fee, paid monthly, based on the average net assets of the Fund, as determined by valuations made as of the close of each business day of the month.

NOTE 4. INVESTMENT TRANSACTIONS

Investment transactions, excluding short-term investments for the six months ended March 31, 2010 were as follows:

Purchases	$380,695
Sales	$231,299

There were no purchases or sales of U.S. Government Securities.

NOTE 5. FEDERAL INCOME TAXES

For U.S. federal income tax purposes, the cost of investments and gross unrealized appreciation and depreciation of investments at March 31, 2010 were as follows:

Cost of investments	$789,285
Gross unrealized appreciation	268,768
Gross unrealized depreciation	(100,275)
Net unrealized appreciation	168,493

As of September 30, 2009 the components of distributable earnings and accumulated losses on a tax basis were as follows:

Net unrealized appreciation	$85,931
Undistributed ordinary income	23,765
Capital loss carryforwards	(253,834)
Deferred post - October Capital losses	(39,066)
Total accumulated losses on a tax basis	$(183,204)

As of September 30, 2009 the Fund had net capital loss carryforwards of $253,834, which are available to offset future realized gains, if any, until 9/30/2017. To the extent the carryforwards are used to offset future gains, the amount offset will not be distributed to shareholders.

The difference between distributable earnings and accumulated losses on a book and tax basis is due to differing book tax treatments of spin offs from foreign corporations, the mark to market treatment of certain investments designated as passive foreign investment companies for tax purposes, losses on wash sales which are required to be deferred for tax purposes, losses incurred subsequent to October 31, 2008, which are deferred for tax purposes and differing book tax treatment of short term capital gains.

The tax character of distributions paid by the Fund was as follows:

	For the Six Months Ended Mar 31, 2010	For the Year Ended Sep 30, 2008
Ordinary income	-0-	-0-

NOTE 6. RISKS AND UNCERTAINTIES

Non-Diversification Risk
The Fund is classified as non-diversified. This means that the Fund can invest a greater percentage of its assets in fewer securities than a diversified fund. Because the Fund invests its assets in fewer securities; the Fund is subject to greater risk of loss if any of those securities become permanently impaired. Additionally, the net asset value of a non-diversified fund generally is more volatile and a shareholder may have a greater risk of loss if he or she redeems during a period of high volatility. Lack of broad diversification also may cause the Fund to be more susceptible to economic, political or regulatory events than a diversified fund.

Sector Focus Risk
The Fund's investments in commodity-related companies can be significantly effected by events relating to those sectors. The prices of agriculture, metals, and energy sector commodities may fluctuate widely due to changes in value, which depend largely on the price and supply, international political events relating to commodity producing countries, the success of new projects, and tax and other governmental regulatory policies. As a result, the securities owned by the Fund may react similarly to and move in unison with one another. Because the Fund may focus its investments in the agriculture, metals, or energy sectors, it is subject to the risks affecting that sector and the Fund's share price may be more volatile than a fund that invests in a wide variety of market sectors.

Foreign Securities Risk
Foreign investments can involve significant risks in addition to the risks inherent in U.S. investments. The value of securities denominated in or indexed to foreign currencies, and of dividends and interest from such securities, can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Foreign securities markets generally have less trading volume and less liquidity than U.S. markets, and prices on some foreign markets can be highly volatile. Many foreign countries lack uniform accounting and disclosure standards comparable to those applicable to U.S. companies and it may be more difficult to obtain reliable information regarding an issuer's financial condition and operations.   In addition, the costs of foreign investing, including withholding taxes, brokerage commissions, and custodial costs, generally are higher than for U.S. investments.

Foreign markets may offer less protection to investors than U.S. markets. Foreign issuers, brokers, and securities markets may be subject to less government supervision. Foreign security trading practices, including those involving the release of assets in advance of payment, may invoke increased risks in the event of a failed trade or the insolvency of a broker-dealer, and may involve substantial delays. It also may be difficult to enforce legal rights in foreign countries.

Investing abroad also involves different political and economic risks. Foreign investments may be affected by actions of foreign governments adverse to the interests of U.S. investors, including the possibility of expropriation or nationalization of assets, confiscatory taxation, and restrictions on U.S. investment or on the ability to repatriate assets or convert currency into U.S. dollars, or other government intervention. There may be a greater possibility of default by foreign governments or foreign government-sponsored enterprises. Investments in foreign countries also involve a risk of local political, economic or social instability, military action or unrest, or adverse diplomatic developments. There is no assurance that an adviser will be able to anticipate or counter these potential events and their impacts on the Fund's share price.

Credit Risk of Debt Securities
A debt instrument's credit quality depends on the issuer's ability to pay interest on the security and repay the debt: the lower the credit rating, the greater the risk that the security's issuer will default. The credit risk of a security may also depend on the credit quality of any bank or financial institution that provides credit enhancement for the security.

Commodity-Linked Notes Securities
The Fund will invest indirectly in commodities through instruments that invest in or are a derivative of commodities, such as commodity-linked notes. In a typical commodity-linked note, sometimes referred to as a commodity-linked structured note, the principal and/or coupon payments are linked to the value of an individual commodity, or the performance of commodity indices. Therefore, these securities are "commodity-linked". Also, at maturity, the Fund may receive more or less principal than it originally invested. The commodity-linked notes in which the fund invests, may be issued by U.S. and foreign banks, brokerage firms, insurance companies and other corporations. These notes are debt securities of the issuer and so, in addition to fluctuating in response to changes in the underlying commodity index, will be subject to credit and interest rate risks that typically affect debt securities.

NOTE 7. CONTROL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of March 31, 2010, Carolyn H. Henderson held in aggregate, approximately 28% of the Fund.

NOTE 8. DERIVATIVE INSTRUMENTS

Options Contracts
The Fund may purchase and sell options involving individual securities, futures and indices. The Fund can buy and sell options for various purposes:

- to try to manage the risk that the prices of its portfolio securities and instruments may decline;
- to establish a position in the futures or options market as a temporary substitute for purchasing individual securities or instruments;
- to attempt to enhance its income or return by purchasing and selling call and put options on commodity futures, commodity indices, financial indices or securities;
- to gain exposure to price movements of various commodity sectors in accordance with the Fund's investment strategies.

An option involves either: (a) the right or the obligation to buy or sell a specific instrument at a specific price until the expiration date of the option; or (b) the right to receive payments or the obligation to make payments representing the difference between the closing price of a stock index and the exercise price of the option expressed in dollars times a specified multiple until the expiration date of the option. Options are sold (written) on securities and stock indices. The purchaser of an option on a security pays the seller (the writer) a premium for the right granted but is not obligated to buy or sell the underlying security. The purchaser of an option on a stock index pays the seller a premium for the right granted, and in return the seller of such an option is obligated to make the payment. A writer of an option may terminate the obligation prior to expiration of the option by making an offsetting purchase of an identical option. Options are traded on organized exchanges and in the over-the-counter market. To cover the potential obligations involved in writing options, a Fund will either: (a) own the underlying security, or in the case of an option on a market index, will hold a portfolio of stocks substantially replicating the movement of the index; or (b) the Fund will segregate with the custodian high grade liquid assets sufficient to purchase the underlying security or equal to the market value of the stock index option, marked to market daily.

The purchase and writing of options requires additional skills and techniques beyond normal portfolio management, and involves certain risks. The purchase of options limits the Fund's potential loss to the amount of the premium paid and can afford the Fund the opportunity to profit from favorable movements in the price of an underlying security to a greater extent than if transactions were effected in the security directly. However, the purchase of an option could result in the Fund losing a greater percentage of its investment than if the transaction were effected directly. When the Fund writes a call option, it will receive a premium, but it will give up the opportunity to profit from a price increase in the underlying security above the exercise price as long as its obligation as a writer continues, and it will retain the risk of loss should the price of the security decline. When the Fund writes a put option, it will assume the risk that the price of the underlying security or instrument will fall below the exercise price, in which case the Fund may be required to purchase the security or instrument at a higher price than the market price of the security or instrument. In addition, there can be no assurance that the Fund can effect a closing transaction on a particular option it has written. Further, the total premium paid for any option may be lost if the Fund does not exercise the option or, in the case of over-the-counter options, the writer does not perform its obligations.

Purchased Options
Transactions in put options purchased during the six months ended March 31, 2010 were as follows:

	Number of Contracts	Premiums Paid
Options outstanding at September 30, 2009	-	-
Options purchased	13	4,953
Options exercised	-	-
Options expired	-	-
Options terminated in closing purchase transaction	-	-
Options outstanding at March 31, 2010	13 $	4,953

FASB ASC 815, Derivatives and Hedging
FASB ASC 815, Derivatives and Hedging, requires the Fund to disclose certain information about its level of derivative use. The Fund's derivative use includes purchased options.

The following sets forth the fair value and location in the Statement of Assets and Liabilities of the Fund's derivative instruments as of March 31, 2010.

Derivatives not accounted for as hedging instruments	Statement of Assets and Liabilities location	Fair Value as of Mar 31, 2010
Equity contracts - purchased options	Investments in securities, at value	$ 3,055

The following sets forth the effect of derivative instruments on the Statement of Operations of the Fund for the six months ended March 31, 2010:

Derivatives not accounted for as hedging instruments	Statement of Operations location	Gains (Losses)
Equity contracts - purchased options	Net Change in Unrealized Appreciation/ Depreciation on Investments	$ 1,898

NOTE 9. NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements". ASU No. 2010-06 amends FASB Accounting Standards Codification Topic 820, Fair Valuation Measurements and Disclosures, to require additional disclosures regarding fair value measurements. Certain disclosures required by ASU No. 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009 and others for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Management is currently evaluating the impact ASU No. 2010-06 will have on the Fund's financial statement disclosures.

NOTE 10. INDEMNIFICATIONS

Under the Company's organizational documents, its Officers and Directors are indemnified against certain liabilities arising out of the performance of their duties to the Fund. In the normal course of business, the Fund enters into contracts that contain a variety of representations, which provided general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.

The following table contains information concerning each officer of the Company and each Director of the Company who is an "interested person" of the Company, as defined in the 1940 Act. Mr. Llewellyn is an interested person as defined in the 1940 Act by virtue of his employment with the Adviser.

INTERESTED DIRECTORS AND OFFICERS

Name, Address and Age	Position(s) Held with the Company	Term of Office & Length of Time Served**	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
James Llewellyn 6700 Vernon Woods Drive, Suite 100, Atlanta, GA 30328 Year of Birth: 1969	Director, President and Treasurer	Mr. Llewellyn has served as a director of the Fund since the Fund's inception in 2006.	Managing Member, McConnell Asset Mgmt, LLC, April 2004: Private Client Consultant, E*TRADE Securities, LLC, 2000 Financial Consultant, Merrill Lynch Futures, Inc., 1998	One	None

The following table contains information regarding each director who is not an "interested person" of the Company, as defined in the 1940 Act.

INDEPENDENT DIRECTORS

Name, Address and Age	Position(s) Held with the Company	Term of Office & Length of Time Served**	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Christopher Witte 6700 Vernon Woods Drive, Suite 100, Atlanta, GA 30328 Year of Birth: 1969	Independent Director	Mr. Witte has served as a director of the Fund since the Fund's inception in 2006.	Sr. Project Manager IT Operations, Cingular Wireless Inc/AT&T, 2002; Mgr. IT Operations, Cypress Restaurants of Georgia, Inc., 2001	One	None
Terry L. Cornett 6700 Vernon Woods Drive, Suite 100 Atlanta, GA 30328 Year of Birth: 1944	Independent Director	Mr. Cornett has served as a director of the Fund since the Fund's inception in 2006.	Private real estate investments, Cornett Consulting, Inc.. 2001 Account manager, The Procter and Gamble Co. 1970-1994	One	None

**   Each Director serves for an indefinite term.

PROXY VOTING GUIDELINES

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available upon request. The Fund annually discloses its complete proxy voting record on Form N-PX. The Fund is required to file Form N-PX, with its complete proxy voting record for the 12 months ended June 30th, no later than August 31st of each year. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30th will be available without charge by calling 1-800-595-4922, by writing to WorldCommodity Funds, Inc. c/o Mutual Shareholder Services, LLC, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147, or visiting the SEC's web site at www.sec.gov.

PORTFOLIO HOLDINGS DISCLOSURE POLICY

The Fund files a complete schedule of investments with the SEC for the first and third quarter of each fiscal year on Form N-Q. The Fund's first and third fiscal quarters end on December 31 and June 30. The Form N-Q filing must be made within 60 days of the end of the quarter. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov, or they may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (call 1-800-732-0330 for information on the operation of the Public Reference Room). You may also obtain copies by calling the Fund at 1-800-595-4922.

SHAREHOLDER TAX INFORMATION

The information below is reported from the Fund's fiscal year and not calendar year, therefore, shareholders should refer to their Form 1099-DIV or other tax information which will be mailed in 2010 to determine the calendar year amounts to be included on their 2009 tax returns. Shareholders should consult their own tax advisers. The Fund is required to advise you within 60 days of the Fund's fiscal year end regarding the federal tax status of distributions received by the shareholders during the fiscal year. There were no distributions paid during the six months ended March 31, 2010.

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Board of Directors
Christopher Witte
Terry L. Cornett
James Llewellyn

WorldCommodity Funds, Inc.
6700 Vernon Woods Drive, Suite 100
Atlanta, Georgia 30328

Investment Adviser
McConnell Asset Management, LLC
d/b/a WorldCommodity Asset Management
6700 Vernon Woods Drive, Suite 100
Atlanta, Georgia 30328
404-437-7420   www.worldcommodityfunds.com

Custodian
Huntington National Bank, N.A.
41 South High Street
Columbus, Ohio 43215

Independent Registered Public Accounting Firm
BBD, LLP
1835 Market Street, 26th Floor
Philadelphia, Pennsylvania 19103

Transfer Agent, Fund Accountant, and Fund Administrator
Mutual Shareholder Services, LLC
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

This report is provided for the general information of the shareholders of the WorldCommodity℠ Fund. This report is not intended for distribution to prospective investors in the Fund, unless preceded or accompanied by an effective prospectus, which contains more information on fees, charges and other expenses and should be read carefully before investing or sending money. Past performance is not a guarantee of future results.